UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

CPEX Pharmaceuticals, Inc.
(Name of Subject Company (Issuer))

RSR ACQUISITION COMPANY
(Offeror)
SHELTER BAY HOLDINGS, LLC
(Parent of Offeror)
 (Names of Filing Persons)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

12620N104
(CUSIP Number of Class of Securities)

Richard S. Rofé
Arcadia Capital Advisors, LLC
175 Great Neck Road, Suite 406
Great Neck, New York 11021
Telephone:  (516) 466-5258
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Filing Persons)

Copy to:
Sadis & Goldberg LLP
551 Fifth Avenue, 21st Floor
New York, New York 10176
Attention:  Paul D. Fasciano, Esq.
Tel:  (212) 573-8025

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$46,880,528	$3,342.58

*Estimated for purposes of calculating the amount of filing fee only. Transaction value based on the product of (i) $16.00 (i.e., the purchase price per share offered by Offeror) and (ii) 2,930,033, the maximum number of shares of common stock of the subject company.  Such number of shares of common stock represents 2,544,687 shares issued and outstanding as of April 6, 2010 and 509,925 shares of common stock issuable upon exercise of outstanding options, less 124,579 shares of common stock already beneficially owned by RSR Acquisition Company and Shelter Bay Holdings, LLC.

**The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009, by multiplying the transaction value by 0.00007130.

☐  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO is filed by Shelter Bay Holdings, LLC, a New York limited liability company (“Shelter Bay”), and RSR Acquisition Company (the “Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Shelter Bay. This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (together with the associated preferred stock purchase rights, the “Shares”), of CPEX Pharmaceuticals, Inc., a Delaware corporation (“CPEX”), at $16.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 22, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Items 1 through 9; Item 11.

All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO.

Item 10.Financial Statements.

Not applicable.

Item 12.Exhibits.

(a)(1)(i)	Offer to Purchase dated April 22, 2010.
(a)(1)(ii)	Form of Letter of Transmittal.
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(5)(i)	Text of press release, dated April 22, 2010.
(b)(1)	Commitment letter described in Section 10, “Source and Amount of Funds” of the Offer to Purchase (the “Commitment Letter”).
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2010

RSR ACQUISITION COMPANY By: /s/ Richard S. Rofé Name: Richard S. Rofé Title: President

SHELTER BAY HOLDINGS, LLC By: /s/ Richard S. Rofé Name: Richard S. Rofé Title: Managing Member

EXHIBIT INDEX

Index No.
(a)(1)(i)	Offer to Purchase dated April 22, 2010.
(a)(1)(ii)	Form of Letter of Transmittal.
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(5)(i)	Text of press release, dated April 22, 2010.
(b)(1)	Commitment letter described in Section 10, “Source and Amount of Funds” of the Offer to Purchase (the “Commitment Letter”).
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.